S ON

20004108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maybank Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 11th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim 212-688-8886

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoberman & Lesser CPAs, LLP

(Name – *if individual, state last, first, middle name*)

252 West 37th Street, Suite 600E	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 03 2020

Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maybank Kim Eng Securities USA, Inc., as of February 10, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LAWRENCE J KIM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI6101060
Qualified in New York County
My Commission Expires 11-03-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Financial Statements and Supplemental Information
December 31, 2019
(Expressed in United States Dollars)

Table of Contents

Hoberman & Lesser
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maybank Kim Eng Securities USA, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in shareholder's equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for accounting for leases in 2019 due to the adoption of the new lease standard.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.We believe that our audit provides a reasonable basis for our opinion.

...continued.....

Report on Supplemental Information

The information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Kelly CPA's, LLP

We have served as Maybank Kim Eng Securities USA, Inc.'s auditor since 2019.

New York, New York
February 10, 2020

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
December 31, 2019
(Expressed in United States Dollars)

Assets

Cash	$	1,824,965
Receivable from clearing brokers		31,601
Receivable from affiliate		8,899
Prepaid expenses and other receivables		49,825
Security Deposit		1,850
Leasehold improvements and fixed assets, at cost, net of accumulated depreciation and amortization of $121,242		349,584
Operating Lease right-of-use asset		1,356,044
Total assets	$	3,622,768

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and other liabilities	$	650,473
Operating lease liability		1,385,993
Total liabilities		2,036,466
Commitments and contingency		
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares		10
Additional paid-in capital		26,499,990
Accumulated deficit		(24,913,698)
Total shareholder's equity		1,586,302
Total liabilities and shareholder's equity	$	3,622,768

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Operations
Year Ended December 31, 2019
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions		
(net of foreign withholding tax of $56,207)	$	3,280,590
Research income		831,305
Research income - affiliate		275,885
Interest income		62,833
Total revenue		4,450,613
Expenses		
Commissions and execution fees		2,006,067
Compensation and employee benefits		4,406,842
Communication/information services		395,840
Occupancy		480,720
Marketing, travel and entertainment		206,846
Professional fees		240,557
Research and operational fees - affiliates		191,271
Interest expense		231,292
Other		613,166
Total expenses		8,772,601
Net loss	$	(4,321,988)

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Subordinated Loan
Year Ended December 31, 2019
(Expressed in United States Dollars)

Balance, beginning of year	$	5,000,000
Decreases		(5,000,000)
Balance, end of year	$	0

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2019
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at January 1, 2019	$ 10	$ 21,499,990	$ (20,591,710)	$ 908,290
Contribution of subordinated loan to additional paid-in Capital		5,000,000		5,000,000
Net loss			(4,321,988)	(4,321,988)
Shareholder's equity - at December 31, 2019	$ 10	$ 26,499,990	$ (24,913,698)	$ 1,586,302

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Cash Flows
Year Ended December 31, 2019
(Expressed in United States Dollars)

Cash flows from operating activities		
Net loss	$	(4,321,988)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		47,084
Additional rent as a result of right-of-use asset		29,949
Receivable from clearing brokers		56,775
Receivable from affiliate		(2,087)
Prepaid expenses and other receivables		(1,111)
Increase (decrease) in operating liabilities		
Accrued compensation		(158,721)
Accounts payable and other liabilities		363,473
Net cash used in operating activities		(3,986,626)
Cash at beginning of year		5,811,591
Cash at end of year	$	1,824,965
Supplemental disclosure:		
Interest paid during the year	$	231,292
Supplemental disclosure of non-cash financing activities:		
Contribution of subordinated loan to additional paid-in capital	$	5,000,000

The accompanying notes are an integral part of these financial statements.

(Expressed in United States Dollars)

Note 1 - General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), is a wholly owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"). The ultimate owner of the Company is Malayan Banking Berhad, a Malaysia registered corporation publicly traded on the Kuala Lumpur Stock Exchange – Bursa Saham Kuala Lumpur. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). The Company introduces United States institutional investors to its foreign brokerage affiliates for the execution of transactions in securities listed on securities exchanges in Southeast Asia. The Company acts as a chaperoning broker-dealer pursuant to SEC Rule 15a-6 for foreign affiliated and non-affiliated broker-dealers. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6").

The Company facilitates U.S. institutional clients transactions on the securities exchanges of Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India, Australia and New Zealand. All transactions are on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian economy and financial markets.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*, which supersedes existing guidance on accounting for leases in FASB Accounting Standards Codification ("ASC") 840, Leases, and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 were adopted effective January 1, 2019. Operating leases are included in operating lease right-of-use ("ROU") asset and operating lease liability in the balance sheet. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term. There was no significant impact to the statement of operations upon adoption.

The significant accounting policies followed in the preparation of the financial statements:

1. Revenue Recognition

The Company acts as a chaperoning broker-dealer to introduce its customers to foreign broker-dealers to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the foreign or US broker-dealers fill the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company makes financial research reports available to its customers at no cost throughout the year. Under the provisions of MiFID II, the customers decide when and how much to pay for this complimentary service. The Company believes the date a customer informs the Company to bill for the service is the appropriate point to recognize revenue, because that is when their performance obligation is satisfied and the pricing is defined and the benefit of information contained within the reports is available for the customers.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Leasehold improvements and fixed assets

Leasehold improvements and fixed assets are stated at cost less accumulated depreciation and amortization. Additions, renovations, and leasehold improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

(Expressed in United States Dollars)

4. Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has no uncertain tax position at the present time. Further, the Company's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of December 31, 2019.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 3 - Related Party Transactions

The Company acts as a chaperoning broker-dealer for a number of affiliated foreign broker-dealers (8 foreign non-US registered entities: Indonesia, India, Hong Kong, Malaysia, Philippines, Singapore, Thailand, Vietnam) in certain transactions with institutional clients pursuant to SEC Rule 15(a)-6 and earns commission income. The Company executed and settled trades through its affiliated foreign brokers. Brokerage commissions collected by affiliated foreign brokers on behalf of the Company amounted to $2,193,735 for the year ended December 31, 2019. The commissions collected by affiliated foreign brokers were remitted to the Company monthly. In return for this execution and settlement services, included in commissions and execution fees of $2,006,067 were $1,086,012 of commissions and execution fees to affiliated foreign brokers. Commission income net of commission and execution fees are collected by Maybank Kim Eng Securities Pte Ltd. ("MKES"), a company related by common ownership, and remitted monthly to the Company. As of December 31, 2019, receivable from affiliate of $8,898 represented the net amount due from MKES.

(Expressed in United States Dollars)

MKES also receives commissions generated from trades in Taiwan, Korea, Bangladesh, Pakistan, and Sri Lanka executed and settled by the non-affiliated foreign brokers and remits it to the Company. For the year ended December 31, 2019, included in brokerage commissions of $3,336,797 was commission revenue from the non-affiliated foreign brokers of $1,143,061 and included in commissions and execution fees of $2,006,067 were commission expenses of $ 878,622 paid to the non-affiliated foreign brokers. Included in receivable from clearing brokers was approximately $18,100 due from these foreign brokers through MKES.

In 2019, the research fee of $176,066 was paid to Maybank Kim Eng Research Pte Ltd, a company related by common ownership. And $275,885 was received from the same company for research services provided by the Company. In addition, an operational service fee of $15,205 was paid to MKES.

In 2019, the Company completed a subordinated loan conversion to equity totaling $5,000,000, in the form of additional paid-in capital.

The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

Note 4 – Receivable from Clearing Brokers

At December 31, 2019, receivable from the non-affiliated clearing brokers was $1,898 for commission earned, net of commission expenses.

Note 5 - Employee Benefit Plan

The Company sponsors 401K savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the first 4% and 50% of the next 4% of employee's contributions. The Company's contribution was $151,266 for the year ended December 31, 2019.

Note 6 - Income Taxes

At December 31, 2019, the Company has a book to tax temporary difference consisting of primarily a net operating loss carryforwards ("NOL") of approximately $24,057,062 for income tax purpose, which gives rise to a deferred tax assets of approximately $6,109,775. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2019. The Company's current and deferred federal, state and local income tax expenses was zero and differs from the expected statutory rate primarily due to the full valuation allowance established on the deferred tax assets for the year ended December 31, 2019. The Company's NOLs, which expire in various years from 2020 through 2040, may be applied against future taxable income. The valuation allowance increased by $ 866,724 during the year ended December 31, 2019.

(Expressed in United States Dollars)

Note 7 – Leasehold improvements and fixed assets

Details of leasehold improvements and fixed assets are as follows:

		2019	Useful Life
Leasehold improvements (Note 10)	$	397,491	Term of lease
Office equipment		8,590	5 years
Furniture and fittings		14,800	7 years
Computer equipment		49,945	5 years
		470,826	
Less: accumulated depreciation and amortization		(121,242)	
	$	349,584	

The depreciation and amortization expenses for the year ended December 31, 2019 amounted to $47,084.

Note 8 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should the counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC and SIPC insurance limits. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2019, the Company had net capital of $1,144,543 which exceeds minimum requirement by $894,543. The ratio of aggregate indebtedness to net capital was 0.59 to 1.

(Expressed in United States Dollars)

Note 10 – Commitments and contingencies

a. Office Lease

The Company entered into an expense sharing agreement with an affiliate, related by common ownership effective May 1, 2018 to share rent expense for a period through Sept 2027. For the year ended December 31, 2019, the rent paid to the affiliate for the year ended December 31, 2019 was $199,962.

As a result of the adoption of the new accounting standard on January 1, 2019, non-cash investing and financing activities increased the operating lease right-of-use asset and operating lease liability by $1,531,017. As of December 31, 2019, the remaining lease term for the operating lease is 7.7 years. The discount rate used was 3.75% which is the funds transfer pricing rate. This is the rate charged to businesses within the Parents group of companies to internally evaluate profitability.

The future aggregate minimum rental commitments under the aforementioned expense sharing agreement are as follows:

Year Ending December 31:		Operating Leases
2020	$	199,962
2021		199,962
2022		199,962
2023		203,295
2024		213,293
Thereafter		586,555
		1,603,029
Less effects of discounting		(217,036)
Lease liabilities recognized	$	1,385,993

The Company also has an agreement with the same affiliate for office furniture. Office furniture leased can be returned to affiliate at anytime. Office furniture lease expense totaled $44,588 for the year ended December 31, 2019.

The Company has an agreement to lease office space, renewed, annually in San Francisco, California for a monthly payment of $2,768 expiring on March 31, 2019.

The total rent expense inclusive of other occupancy charges paid in New York and California for the year ended December 31, 2019 is $480,720.

(Expressed in United States Dollars)

b. Subordinated Loan

The Company had a subordinated loan agreement with its Parent for a principal amount of $5,000,000 at an interest rate of 6.1% per annum which was in accordance with an agreement approved by FINRA. The loan was for a period of three years due December 27, 2021. Interest expense related to this loan amounted to $231,292 for the year ended December 31, 2019.

On October 1, 2019 FINRA approved the conversion from a subordinated loan to equity in the form of additional paid-in capital (See Note 3).

c. Contingency

In the normal course of business, the Company may be a party to legal actions. The outcome of all current matters cannot be determined at this time. It is the opinion of management that the matters will not have a material adverse effect on the Company's financial position. In 2019 the Company settled claims by two of its now former employees.

d. Liquidity

During the year ended December 31, 2019 the Company had a net loss of $4,321,988. The Company has completed a series of staff and operating cost adjustments to reduce the losses and return to profitability. Current operation initiatives and future additional revenue initiatives are also being pursued. Further, the Parent has agreed to provide funding to support the Company, as necessary. Accordingly, the Company believes it can operate as a going concern for the 12 months following the issuance of the financial statements.

Note 11 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k (2)(ii) of that Rule.

Note 12 – Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. Except as discussed below, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

The Company obtained a subordinated loan agreement with its Parent on January 31, 2020 for a principal amount of $4,200,000 at an interest rate of 3.377% per annum which was in accordance with an agreement approved by FINRA.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019
(Expressed in United States Dollars)

Supplementary Information

Total Shareholder's Equity Per Statement of Financial Condition	$	1,586,302
Additions:		
Subordinated Loan allowable		0
Discretionary Bonus		0
Total		1,586,302
Deductions:		
Non-allowable Assets:		
Receivable from clearing brokers		31,601
Receivable from affiliate		8,899
Leasehold improvements and fixed assets		349,584
Prepaid expenses and other receivables		49,825
Security deposit		1,850
Total non-allowable		441,759
Net capital before haircuts on securities positions		1,144,543
Haircuts		-
Net capital		1,144,543
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $45,361 or $250,000		250,000
Excess net capital	$	894,543
Aggregate Indebtedness:		
Operating lease liability in excess of operating lease right-of-use asset	$	29,949
Accounts payable and other liabilities		650,473
Total Aggregate Indebtedness	$	680,422
Percentage of aggregate indebtedness of net capital		59%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of December 31, 2019

Hoberman & Lesser
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

252 West 37th Street, Suite 600E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Maybank Kim Eng Securities USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240 15c-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c-3-3 under the Securities Exchange Act of 1934.

Hoberman + Lesser CPA's, LLP

New York, New York
February 10, 2020

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Exemption from Rule 15c3-3
Year Ended December 31, 2019

Maybank Kim Eng Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an Exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Maybank Kim Eng Securities USA, Inc.

I, ______________________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: Jessica Kim

Title: Chief Financial Officer

See Accompanying Report of Independent Registered Public Accounting Firm

Hoberman & Lesser
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Maybank Kim Eng Securities USA, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hoberman + Lesser CPA's LLP

New York, New York
February 10, 2020

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Schedule of Securities Investor Protection Corporation
Assessments and Payments
Year Ended December 31, 2019

Total revenue before foreign withholding tax of $56,207	$	4,506,820
Deductions:		
Commissions paid to other SIPC members in connection with securities transactions		17,094
SIPC Net Operating Revenues Per General Assessment		4,489,726
General Assessments at 0.0015		6,735
Payment Remitted Form SIPC-6		(3,430)
Amount Due with Form SIPC-7	$	3,305

See Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures